Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross proceeding with value-enhancing Tasiast 24k project

Expected to increase throughput by over 50% at initial capital cost of $150 million

(This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario – September 15, 2019 – Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross”) today announced that it is proceeding with a project to incrementally increase throughput capacity at its Tasiast mine to 24,000 tonnes per day (t/d). Based on the results of the completed “Tasiast 24k” feasibility study, the project is expected to increase production, reduce costs, and generate significant cash flow and attractive returns at an initial capital cost estimate of $150 million.

Tasiast 24k project feasibility study highlights (Based on a $1,200/oz. gold price and $55/bbl oil price)
Throughput capacity (t/d)	24,000
Average annual production (Au oz.) (2022 – 2028)	563,000
All-in sustaining cost (per oz.)[1] (2022– 2028)	$560
Production cost of sales (per oz.)[1] (2022 – 2028)	$485
Net present value (NPV)[2] ($ billions)	$1.7
Initial capital expenditures ($ millions) (incremental)	$150
Internal rate of return (IRR)[2,3] (incremental)	60%

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to the Tasiast 24k project:

“We are excited to be moving ahead with the value-enhancing Tasiast 24k project. The project allows us to further unlock Tasiast’s substantial value through a capital efficient, low-risk investment which maximizes the mine’s potential through continuous improvement and leverages the knowledge we have gained from running the successful Tasiast Phase One expansion. The 24k project is expected to increase production and lower costs while generating attractive returns and significant free cash flow.

“We are well positioned to successfully execute the Tasiast 24k project. We have strong liquidity, the $300 million project financing is proceeding as planned, the expanded Tasiast operation continues to consistently outperform initial expectations, and permits for the project are in place. The Tasiast 24k project further strengthens our development pipeline, adding to our high-quality projects in the U.S., Chile and Russia.”

Tasiast 24k project overview

The Tasiast 24k project takes a continuous improvement approach to increasing throughput, which is expected to ramp up to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023. The project is expected to extend life of mine by four years to 2033.

Throughput increases are expected to be achieved through minor upgrades and de-bottlenecking initiatives in the plant. The project includes modifications to the existing grinding circuit, adding new leaching and thickening capacity, as well as incremental additions to onsite power generation and water supply.

Tasiast 24k project flyover video animation: https://youtu.be/6zOzvltZgP4

1 Throughout this news release, forecast site-level all-in sustaining cost (per oz.) excludes corporate overhead costs. This metric, and production cost of sales (per oz.), are non-GAAP measures and are not defined under IFRS. Refer to “Reconciliation of non-GAAP financial measures” section in the Company’s Q2 2019 MD&A.

2 Throughout this news release, based on a $55/bbl oil price assumption, 5% discount rate from January 1, 2020 and after tax.

3 Throughout this news release, incremental to current forecasted operational estimates based on 15,500 t/d throughput.

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Tasiast 24k project*
Timeline	Operational metric	Estimate
2022 – 2028	Average annual production (Au oz.)	563,000
	Production cost of sales (per Au oz.)[1]	$485
	All-in sustaining costs (per Au oz.)[1]	$560
	Average CIL grade processed (g/t)	2.2
	Strip ratio	5.9
	Average processing cost (per tonne)	$14.20
	Average mining cost (per tonne)**	$2.40
	Total material mined (tonnes)	375,900,000
2029 – 2033	Average annual production (Au oz.)	281,000
	Production cost of sales (per Au oz.)[1]	$860
	All-in sustaining costs (per Au oz.)[1]	$940
	Average CIL grade processed (g/t)	1.1
	Strip ratio	5.1
	Average processing cost (per tonne)	$14.20
	Average mining cost (per tonne)**	$2.65
	Total material mined (tonnes)	94,300,000
2020 – 2033 (Life of mine)	Average annual production (Au oz.)	445,000
	Production cost of sales (per Au oz.)[1]	$585
	All-in sustaining costs (per Au oz.)[1]	$665[4]
	Average CIL grade processed (g/t)	1.8
	Average recovery rate	93%
	Strip ratio	6.1
	Average processing cost (per tonne)	$14.60
	Average mining cost (per tonne)**	$2.45
	Total material mined (tonnes)	628,800,000
	Total ounces recovered	6,200,000

*Based on a $1,200 per ounce gold price assumption and $55/bbl oil price assumption, and current operation plus 24k project.

**Includes re-handle costs.

With the go-ahead decision for Tasiast 24k, the project team has been established and work packages and initial contracts are expected to be awarded shortly. The Company has permits in place for the 24k project and detailed engineering is now more than 50% complete.

The Company expects to file an updated Tasiast Technical Report at the end of October 2019 that incorporates the 24k project.

Lower capital costs and relative execution risk

The initial project capital costs are expected to be approximately $150 million, which is significantly less than the capital estimate for the original 30,000 t/d Phase Two expansion plan. The 24k project has reduced execution risk, requires less additional infrastructure, and leverages greater utilization of the existing facilities.

The design and engineering of the project benefitted significantly from the knowledge acquired operating the Phase One expansion, which helped identify many of the opportunities included in the 24k plan. For example, the project leverages the upside flexibility of the SAG mill, instead of requiring the addition of a new ball mill, resulting in substantial capital savings.

4 All-in sustaining costs per ounce for the life of mine includes sustaining capital costs of approximately $30 million per year.

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The project also incorporates operational efficiencies in maintenance, mining, supply chain and processing, which have contributed to Tasiast’s record operating performance over the past three quarters since the completion of the Phase One expansion.

Forecast Tasiast 24k project initial capital costs	($ millions)
Support infrastructure	47
Process plant	32
Indirect, owner’s cost and taxes	47
Contingency	24
Total	150

The 24k plan includes non-sustaining capitalized stripping from 2020 – 2029, which is expected to average approximately $95 million per year.

Project financing

The Company is on schedule to complete the $300 million in project financing for Tasiast from the International Finance Corporation (IFC), Export Development Canada (EDC), and two commercial banks later this year. The Company has strong liquidity and is well positioned to fund the Tasiast 24k project.

Mauritania update and new labour agreement

Kinross has been actively engaged with the Government of Mauritania since the presidential inauguration in August 2019. On September 11, 2019, the Company’s President and CEO, Paul Rollinson, held a productive meeting with the country’s newly-elected President, His Excellency Mohamed Ould Cheikh El Ghazouani. Mr. Rollinson also held meetings with key members of the newly-appointed cabinet, including the Prime Minister and the Minister of Petroleum, Energy and Mines. During the meetings, both parties reaffirmed their shared commitment to working towards a positive future for Tasiast, which is a significant contributor to the Mauritanian economy.

The Company recently signed an agreement in principle on the main terms and conditions of a new three-year collective labour agreement with unionized employees at Tasiast, which is expected to be finalized in the coming weeks. The previous labour agreement was set to expire in November 2019.

Tasiast 24k project gold price sensitivity estimates

	Average gold price
	$1,100/oz.	$1,200/oz.	$1,300/oz.	$1,400/oz.	$1,500/oz.	$1,600/oz.
IRR[2,3] (incremental)	53%	60%	66%	72%	75%	75%
NPV[2] ($ billions) (current operation plus 24k project)	$1.3	$1.7	$2.1	$2.5	$2.8	$3.2

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Tasiast 24k project oil price sensitivity estimates

	Oil price
	$45/bbl	$55/bbl	$65/bbl
IRR[2,3] (incremental)	61%	60%	59%
NPV[2] ($ billions) (current operation plus 24k project)	$1.8	$1.7	$1.6

Mineral Reserves and Mineral Resource estimates5

As a result of the Tasiast 24k feasibility study, estimated proven and probable mineral reserves at December 31, 2018 at Tasiast are approximately 7.2 million Au oz., compared with the previously disclosed 7.4 million Au oz., with grades remaining unchanged at 1.9 g/t. The estimated measured and indicated mineral resources are 2.7 million Au oz. compared with the previously disclosed 2.9 million Au oz.

Tasiast Proven and Probable Mineral Reserves (As of December 31, 2018)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Proven	26,258	2.0	1,653
Probable	69,891	2.1	4,705
Stockpiles	24,689	1.1	850
Total	120,838	1.9	7,207

Tasiast Measured and Indicated Mineral Resources (As of December 31, 2018)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured	5,593	0.7	126
Indicated	65,086	1.2	2,576
Total	70,678	1.2	2,702

Tasiast Inferred Mineral Resources (As of December 31, 2018)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Inferred	6,322	1.9	378

5 These updated estimates are different from those reported in the 2018 fourth-quarter and year-end results news release dated February 13, 2019 and the Company’s Annual Information Form dated March 31, 2019, and reflect changes resulting from the feasibility study work completed in connection with the Tasiast 24k expansion. For further information (including other assumptions (which remain unchanged), see the Company’s Annual Information Form dated March 31, 2019, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).

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Denver Gold Forum presentation

Kinross Gold President and CEO J. Paul Rollinson is scheduled to present at the Denver Gold Forum on September 17, 2019 at 9 a.m. MT. A copy of the presentation will be available at: https://www.kinross.com/news-and-investors/presentations/

An archived recording of the presentation will be available from September 19, 2019 at 3:30 p.m. MT: http://www.denvergold.org/company-webcast/dgf19/75/

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ''safe harbor'' under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the headings “CEO commentary”, “Tasiast 24k project overview”, “Lower capital costs and relative execution risk”, “Project financing”, “Mauritania update and new labour agreement”, “Mineral Reserve and Mineral Resource estimates” and include, without limitation, statements with respect to: our estimates, expectations, forecasts and guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, cost savings, project economics (including net present value and internal rates of return) and other information contained in the feasibility study; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, and environmental risks. The words "anticipates", "contemplate", ''estimate'', ''expect'', "explore", "feasibility", "focus", ''forecast", "future", "guidance", "indicate", "intent", "liquidity", "model", "optimize", "phased", "planned", "potential", "proceeding", "projected", "realized", "schedule", "study", or "timeline", or variations of or similar such words and phrases or statements that certain actions, events or results ''may'', ''could'', "will" or ''would'' occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2019 and our full-year 2018 and second quarter 2019 Management's Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company's operations being consistent with Kinross' current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast 24k project including, without limitation, work permits, necessary import authorizations for goods and equipment and exploration license conversions at Tasiast; (3) that the Tasiast 24k project will proceed in a manner and on the timeline currently contemplated by the Company; (4) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania, being consistent with Kinross' current expectations; (5) that the Tasiast project financing will be completed in a manner consistent with our current expectations; (6) the exchange rate between the currencies in which the Company does business including but not limited to Canadian

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dollar, Mauritanian ouguiya, and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (11) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (12) the terms and conditions of the legal and fiscal stability agreement for Tasiast being interpreted and applied in a manner consistent with its intent and Kinross' expectations; (13) goodwill and/or asset impairment potential; and (14) access to capital markets, including but not limited to Kinross' credit rating, being consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in countries in which Kinross does business or may carry on business including but not limited to Mauritania; operating or technical difficulties in connection with mining or development activities including the Tasiast 24k project; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions, cease and desist orders and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 31, 2019 and the "Risk Analysis" section of our full year 2018 Management's Discussion& Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about Tasiast contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

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